Mail Stop 3561

January 14, 2008

Mr. Marc D. Grodman M.D.
President and CEO
Bio-Reference Laboratories, Inc.
481 Edward H. Ross Drive
Elmwood Park, NJ 07407

> **Re: Bio-Reference Laboratories, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2006**
> **File No. 000-15266**

Dear Mr. Grodman:

   We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                    Sincerely,

                    Tia Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel and
                    Health Care Services